UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 2)*

Indiana Community Bancorp
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

454674102
(CUSIP Number)

Mr. Terry Maltese, Sandler O'Neill Asset Management LLC, 150 East 52nd Street, 30th Floor, New York, NY 10022 (212) 486-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	454674102

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

Sandler O'Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*
	(a)	[_]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds*

00

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power

8.	Shared Voting Power

60,400

9.	Sole Dispositive Power

10.	Shares Dispositive Power

60,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

60,400

12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares*	[_]

13.	Percent of Class Represented By Amount In Row (11)

1.76%

14.	Type of Reporting Person*

00

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	454674102

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*
	(a)	[_]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds*

00

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power

8.	Shared Voting Power

49,000

9.	Sole Dispositive Power

10.	Shares Dispositive Power

49,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

49,000

12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares*	[_]

13.	Percent of Class Represented By Amount In Row (11)

1.43%

14.	Type of Reporting Person*

00

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	454674102

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

Malta Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	[_]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds*

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power

8.	Shared Voting Power

1,200

9.	Sole Dispositive Power

10.	Shares Dispositive Power

1,200

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,200

12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares*	[_]

13.	Percent of Class Represented By Amount In Row (11)

0.04%

14.	Type of Reporting Person*

PN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	454674102

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

Malta Hedge Fund, L.P..

2.	Check the Appropriate Box if a Member of a Group*
	(a)	[_]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds*

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power

8.	Shared Voting Power

6,900

9.	Sole Dispositive Power

10.	Shares Dispositive Power

6,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

6,900

12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares*	[_]

13.	Percent of Class Represented By Amount In Row (11)

0.20%

14.	Type of Reporting Person*

PN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	454674102

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

Malta Hedge Fund II, L.P..

2.	Check the Appropriate Box if a Member of a Group*
	(a)	[_]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds*

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power

8.	Shared Voting Power

36,300

9.	Sole Dispositive Power

10.	Shares Dispositive Power

36,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

36,300

12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares*	[_]

13.	Percent of Class Represented By Amount In Row (11)

1.06%

14.	Type of Reporting Person*

PN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	454674102

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

Malta Offshore, Ltd

2.	Check the Appropriate Box if a Member of a Group*
	(a)	[_]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds*

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power

8.	Shared Voting Power

11,400

9.	Sole Dispositive Power

10.	Shares Dispositive Power

11,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,400

12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares*	[_]

13.	Percent of Class Represented By Amount In Row (11)

0.33%

14.	Type of Reporting Person*

CO

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	454674102

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

SOAM Phoenix Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	[_]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds*

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power

8.	Shared Voting Power

4,600

9.	Sole Dispositive Power

10.	Shares Dispositive Power

4,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,600

12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares*	[_]

13.	Percent of Class Represented By Amount In Row (11)

0.13%

14.	Type of Reporting Person*

PN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP No.	454674102

1.	Name of Reporting Person
S.S. or I.R.S. Identification No. of above person

Terry Maltese

2.	Check the Appropriate Box if a Member of a Group*
	(a)	[_]
	(b)	[_]

3.	SEC Use Only

4.	Source of Funds*

00

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[_]

6.	Citizenship or Place of Organization

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power

8.	Shared Voting Power

60,400

9.	Sole Dispositive Power

10.	Shares Dispositive Power

60,400

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

60,400

12.	Check Box if the Aggregate Amount In Row (11) Excludes Certain Shares*	[_]

13.	Percent of Class Represented By Amount In Row (11)

1.76

14.	Type of Reporting Person*

IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share ("Common Stock"), of Indiana Community Bancorp (the "Issuer"), a company incorporated in Indiana, with its principal office 501 Washington Street, Columbus, IN 47201.

Item 2.	Identity and Background.

(a)    This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII"), Malta Offshore, Ltd., a Cayman Islands company ("MO"), and by SOAM Phoenix Partners, L.P., a Delaware limited partnership ("Phoenix") (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, Phoenix (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it (vii) Phoenix, with respect to shares of Common Stock beneficially owned by it, (viii) Terry Maltese as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, MO, and Phoenix. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MP, MHF, MHFII, and Phoenix are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member of Holdings and SOAM is Mr. Maltese. In his capacity as managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, MO, Phoenix, SOAM, and Holdings. The non-managing member of Holdings and SOAM is Sandler O'Neill Holdings, LLC, a New York limited liability company ("S.O. Holdings").

(b)    The address of the principal offices of each of MP, MHF, MHFII, Phoenix, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 150 East 52nd Street, 30th Floor, New York, NY 10022. The address of the principal office of MO is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The address of the principal office of S.O. Holdings is c/o Sandler O'Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022.

(c)    The principal business of MP, MHF, MHFII, and Phoenix is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is Managing Member of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d)    During the last five years, none of MP, MHF, MHFII, MO, Phoenix, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of MP, MHF, MHFII, MO, Phoenix Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Maltese is a U.S. citizen.

Item 3.	Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MO, and Phoenix is $14,028, $79,079, $387,974, $87,391, and $64,505, respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.	Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company.  Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Based upon an aggregate of 3,422,379 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on December 31, 2011:

(i)	MP beneficially owned 1,200 shares of Common Stock, constituting approximately 0.04% of the shares outstanding.

(ii)	MHF beneficially owned 6,900 shares of Common Stock, constituting approximately 0.20% of the shares outstanding.

(iii)	MHFII beneficially owned 36,300 shares of Common Stock, constituting approximately 1.06% of the shares outstanding.

(iv)	MO beneficially owned 11,400 shares of Common Stock, constituting approximately 0.33% of the shares outstanding.

(v)	Phoenix beneficially owned 4,600 shares of Common Stock, constituting approximately 0.13% of the shares outstanding.

(vi)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, Phoenix and investment manager for MO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 1,200 shares owned by MP, the 6,900 shares owned by MHF, the 36,300 shares owned by MHFII, the 11,400 shares owned by MO, and the 4,600 shares owned by Phoenix or an aggregate of 60,400 shares of Common Stock, constituting approximately 1.76% of the shares outstanding.

(vii)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, MHFII, and Phoenix under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 1,200 shares owned by MP, the 6,900 shares owned by MHF, the 36,300 shares owned by MHFII, and the 4,600 shares owned by Phoenix or an aggregate of 49,000 shares of Common Stock, constituting approximately 1.43% of the shares outstanding.

(viii)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 1,200 shares owned by MP, the 6,900 shares owned by MHF, the 36,300 shares owned by MHFII, the 11,400 shares owned by MO, and the 4,600 shares of Phoenix, or an aggregate of 60,400 shares of Common Stock, constituting approximately 1.76% of the shares outstanding.

(viii)	In the aggregate, the Reporting Persons beneficially own 60,400 shares of Common Stock, constituting approximately 1.76% of the shares outstanding.

(ix)	S.O. Holdings directly owned no shares of Common Stock.

(b)        The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each. Mr. Maltese, as President and managing member of Holdings, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to February 2, 2012 the Reporting persons effected the following transactions in the Common Stock.

Transactions by MP last 60 days

Date	Transaction	Price	Shares
12/29/11	Purchase	14.3103	400
01/25/12	Sale	21.0042	(3,000)
01/26/12	Sale	21.0042	(800)

Transactions by MHF last 60 days

Date	Transaction	Price	Shares
12/29/11	Purchase	14.3103	1,200
12/30/11	Purchase	14.4000	100
01/19/12	Purchase	14.6000	100
01/20/12	Purchase	14.6000	100
01/23/12	Purchase	14.6000	100
01/25/12	Sale	21.0042	(16,300)
01/26/12	Sale	21.0042	(4,000)

Transactions by MHFII last 60 days

Date	Transaction	Price	Shares
12/30/11	Purchase	14.4000	400
01/11/12	Purchase	14.6000	200
01/19/12	Purchase	14.6000	700
01/20/12	Purchase	14.6000	600
01/23/12	Purchase	14.6000	700
01/25/12	Sale	21.0042	(86,500)
01/26/12	Sale	21.0042	(21,800)

Transactions by MO last 60 days

Date	Transaction	Price	Shares
12/29/11	Purchase	14.3103	400
12/30/11	Purchase	14.4000	100
01/11/12	Purchase	14.6000	100
01/19/12	Purchase	14.6000	200
01/20/12	Purchase	14.6000	200
01/23/12	Purchase	14.6000	200
01/25/12	Sale	21.0042	(27,200)
01/26/12	Sale	21.0042	(6,800)

Transactions by Phoenix last 60 days

Date	Transaction	Price	Shares
12/30/11	Purchase	14.4000	100
01/19/12	Purchase	14.6000	100
01/20/12	Purchase	14.6000	100
01/23/12	Purchase	14.6000	100
01/25/12	Sale	21.0042	(10,900)
01/26/12	Sale	21.0042	(2,700)

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect
to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2012

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC, the sole general partner
	Terry Maltese Director	By:	/s/ Terry Maltese
Terry Maltese Managing Member

SANDLER O'NEILL ASSET		SOAM Phoenix Partners, L.P.
MANAGEMENT, LLC
		By:	SOAM Holdings, LLC,
By:	/s/ Terry Maltese		the sole general partner
	Terry Maltese President	By:	/s/ Terry Maltese

Terry Maltese Managing Member

SOAM Holdings, LLC		TERRY MALTESE

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

EXHIBIT 1
JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 2, 2012

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC, the sole general partner
	Terry Maltese Director	By:	/s/ Terry Maltese
Terry Maltese Managing Member

SANDLER O'NEILL ASSET		SOAM Phoenix Partners, L.P.
MANAGEMENT, LLC
		By:	SOAM Holdings, LLC,
By:	/s/ Terry Maltese		the sole general partner
	Terry Maltese President	By:	/s/ Terry Maltese

Terry Maltese Managing Member

SOAM Holdings, LLC		TERRY MALTESE

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

SK 27061 0001 1262960